September 14, 2005

Christopher D. Strong
President and Chief Executive Officer
Union Drilling, Inc.
South Pittsburg Technology Park
3117 Washington Pike
Bridgeville, PA 15017


Re:	Union Drilling, Inc.
		Registration Statement on Form S-1
      Filed August 15, 2005
	File No. 333-127525


Dear Mr. Strong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

   	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

   General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. Update the document to provide the latest available information.
For example, please update the information regarding the status of your application for quotation on the Nasdaq National Market.
3. Please provide information required by Regulation S-K that is currently omitted. For example, fill in blanks that appear on pages
7, 18, 21, 21, 22, 23, 78, and 79.  Refer to Rules 430 and 430A of
Regulation C and Items 501 (b) (2) and (3) of Regulation S-K.
4. We will need time to review all new disclosure, including the proposed price range and number of shares to be offered, proposed artwork and all omitted exhibits such as the opinion of counsel. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.
5. The suggestion that the disclosure "is accurate only as of the date on the front of this prospectus" is inappropriate. Please revise to remove this suggestion.

6. Monitor your need to update your financial statements, as required by Regulation S-X, Rule 3-12. In this regard, please ensure you revise your discussion of financial results for the updated periods presented in the prospectus.

   Summary, page 1

7. Provide us with objective support for subjective and
comparative
statements you make throughout your disclosure. This is not a complete list, but examples of assertions that require support or further clarification include the following:
* "[w]e have successfully acquired equipment at little or no premium
to fair market valuations, as determined by specialized
independent
appraisal firms...";
* "[w]e have the largest rig fleet capable of providing horizontal and underbalanced drilling services in the Appalachian Basin..."; and,
* "[o]ur leading presence in the Appalachian Basin permits us to dedicate greater resources than our regional competitors..." Unless you can provide objective supplemental support for statements, this type of language and terminology generally is not
appropriate.
Additional examples of subjective language or statements
attributed
to the Energy Information Administration that should be supported by
objective evidence include the following:
* "[a]ccording to the Energy Information Administration, unconventional natural gas production has recently become the largest source of onshore U.S. natural gas supply and...unconventional production will continue to increase through 2005;substantially all our rigs operate in unconventional natural gas"; and,
* "[t]he EIA projects that onshore unconventional natural gas production will continue to increase growing from 6.6 TcF in 2003 to
8.6 TcF in 2025 and from 53% total onshore production in the lower
48
states in 2003 to 63% in 2025."

8. Please revise your disclosure to provide a balanced overview of your business. In this regard, we note that you make numerous statements about the potential growth of unconventional natural gas production and your operation`s position to take advantage of such growth yet, you do not reference the significant competition you face within the industry or your significant dependence on three
principal
customers that accounted for more than 43% of your revenues in the
year ended December 31, 2004.   Further, you state that you
currently
have an inventory of underutilized assets that you believe can be transferred into more attractive , less seasonal drilling markets, yet you do not indicate the obstacles you may encounter in executing your plans. Please revise your Summary to include reference to the more material risks that may impact your operations and future plans.
The reference on page 7 to risk factors is not sufficient.
9. A significant amount of disclosure found in the Business section is repeated verbatim in the Summary. Please avoid repetition and revise the Summary accordingly.


New Credit Facility, page 5

10. Either here or in a more appropriate location, discuss how often and by whom the liquidation value of the "eligible rig fleet equipment" will be determined.

   Our Equity Sponsors, page 6

11. Tell us whether Thornton Drilling Company and SPA Drilling,
L.P.
were stand alone entities prior to the acquisition. Identify the prior owners of the two entities, as well as any other entities that were held under common control prior to your acquisitions. Describe any affiliation or relationship that existed between either of these entities and any of the following: Morgan Stanley Capital Partners,
Somerset Capital Partners, Metalmark Capital LLC, any affiliates of these entities.
  Risk Factors, page 11

  Risks related to our business, page 11
12. It appears that the first two risk factors address the same risk or, at least, significantly overlap. Combine them into one and eliminate redundancies. Expand that disclosure to address the company`s actual contract drilling activity as reflected in the table at the top of page 33. We note, for instance, that Revenue Days were as high as 8,614 and as low as 4,870 the following year. We note similar changes in Total Fleet Utilization Rate.

  "The majority of our drilling rigs are more than 20 years old...,"
page 12

13. Please revise to disclose the percentage of rigs that are older than 20 years old and clarify the problems you have experienced, if any, on such rigs. Delineate the average cost associated with upgrading and refurbishing your older rigs and stacked rigs and the timeline you have established to accomplish the refurbishment of affected rigs in your fleet. Further to the extent that rigs are placed out of productive use during refurbishment periods, please inform us of the typical amount of time such rigs would be non-productive and provide an estimate of the financial impact to your operations during such periods of lost use. We may have further comments.
  "Increased demand among drilling contractors...,"  page 12
14. We note the reference here and on page 57 under "Raw Materials" to your exposure to the risk associated with supplies needed for your operations. Please revise the risk factor to specifically reference, as done on page 57, your exposure to fuel supply decreases and fuel price increases. Indicate, by way of example, the impact, if any, to your financial condition caused by sudden shortages in the supply of fuel such as the shortage caused by Hurricane Katrina.
  "Increased competition in our drilling markets...," page 14
15. Revise the risk factor to indicate, more specifically, the extent of competition you face vis-a-vis more established and significantly larger competitors in various regional markets.
Use of proceeds, page 21
16. For each identified use, indicate the amount of proceeds you anticipate that you will need. See Instruction 5 to Item 504 of Regulation S-K. If additional funds will be needed, provide the disclosure required by Instruction 3 to Item 504.

17. With regards to repayment of your revolving credit facility, if upon such repayment you intend to soon thereafter draw down on that facility, desribe the purposes of that drawdown.

   Unaudited Pro Forma Combined Consolidated Statement of
Operations,
page 26
18. We note your disclosure under point (c) that you have included an adjustment for the elimination of employee bonuses related to the acquisition of Thornton Drilling Company. Generally, nonrecurring charges already reflected in the historical financial statements are not appropriately eliminated in arriving at pro forma results.

19. We note your disclosure under point (d) indicating that the pro forma adjustment for interest expense on the term loan was calculated using a rate of 6.25%. Please expand your disclosure to explain the basis for using this rate. It should be clear how it compares to the prevailing rate in the historical periods and the terms of your loan agreement. If the actual interest rates you must pay are not fixed, also disclose the effect that a 1/8 percent variance in the interest rate would have on earnings for each period presented.


   Unaudited Pro Forma Combined Consolidated Balance Sheet, page
29
20. Please expand your disclosure in point (b) to explain the method of valuing the common stock issued in completing the acquisitions of
Thornton Drilling Company and SPA Drilling, L.P., including the per share results, and all pertinent assumptions; and to show your allocation of purchase price for each transaction individually.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 35
   Company Overview, page 35
21. We note that you present measures of operating margin under this
heading, as well as the related measures of margin per revenue day in
this section and in your "summary financial and operating data" on pages 9 and 10. Although you define operating margin as revenues less drilling operations expenses, we understand that your drilling operations expenses do not include charges for depreciation, depletion, or amortization.
	Given the non-GAAP nature of your metrics, it appears you
will
need to revise your disclosures to comply with the guidance in
Item
10(e) of Regulation S-K. It should be clear how you are able to support the adjustments that are necessary to reconcile gross margin under GAAP with the measure that you present, under paragraph
(e)(1)(ii).  Further, the operating margin label should be
reserved
for GAAP-based measures.
   Market conditions in our industry, page 36
22. Please provide us with the source of the Baker Hughes` data reflected in the table and for the statements attributed to the Energy Information Administration`s forecasts regarding U.S consumption of natural gas in 2004 and 2010.
Results of Operations, page 39
23. We note your disclosure on page 54 explaining that although risks
under footage contracts are "substantially greater" than under daywork contracts, margins under footage contracts are also larger.
Please expand your disclosures under this heading to separately discuss and quantify the impact of your daywork and footage contracts on your revenues, results of operations, and operating margins, so that the relative significance of these different contractual arrangements and risks are clear.
24. Where appropriate, revise the disclosure in this section to provide more meaningful insight into the factors that caused differences in results of operations from period to period. For example, rather than only stating that drilling expenses increased for the year ended December 31, 2004 as compared to December 31, 2003 because of an increase in drilling activity, indicate what caused the increased in drilling activity and whether the type of drilling or areas being drilled resulted in significant changes to your costs and expenses.
   Liquidity and Capital Resources, page 40
25. We note that you attribute the change in operating cash flow from the first quarter of 2005 compared to the first quarter of 2004 to an
"increase in customer receivables" and for the fiscal year 2004 compared to the fiscal year 2003, to "increased earnings." It seems that you could expand your discussion and analysis in a meaningful way by addressing changes in the underlying drivers of the fluctuations observed (e.g. those factors that have impacted cash receipts and cash payments), as would ordinarily be required under FRC Sections 501.13.b.1. and 13.b.2. Please revise your disclosure accordingly.
   Capital resources, page 42
26. We note your discussion of possible future acquisitions. Revise your disclosure to include a reference to the limitations on investments you may make pursuant to the terms of your revolving credit agreement.
   Our  markets, page 49
27. You indicate that a portion of the rig fleet operating in the Appalachian basin consists of "specialty" rigs. Please clarify how these "specialty" rigs factor into your operations and any risks and costs that are unique to the drilling performed by specialty rigs. "Specialty rigs" are not defined in your Glossary.
28. Please provide objective support for the graphical presentation on page 51 in the disclosure. Also, provide support for the basis of your belief that the "increased level of acquisition activity should produce an acceleration of drilling activity...that will inure to [y]our benefit."

Competition, page 56
29. Inform us of your relative position, in terms of market-share, in the regional areas in which you operate. We may have further comments.

   Executive compensation, page 64

30. Consistent with the requirements of Item 402 (b) of Regulation
S-
K, please supplement the disclosure and revise to present in tabular form, disclosure regarding executive compensation for each of the company`s executive officers over the past three fiscal years.

Stock option plans, page 65

31. You are responsible for the accuracy and completeness of the disclosure that appears in your filings with the Commission. The reader is entitled to rely on your disclosure. Eliminate any disclosure that suggests otherwise, including the suggestion that the disclosure might not be complete.

32. Much of the disclosure in this section contains a boilerplate discussion of the terms of the option agreements. Revise the disclosure to specifically reference the material terms of option agreements entered into between the officers and directors of the company and the company. For example, specify, as done on page 70 in the footnotes, the current amount of options exercisable into shares of common stock and the exercise price of such options granted to Messrs. Strong, Steigerwald, and Poole.

33. Clarify for us the terms of the options granted to Mr. Strong. It would appear based on the exhibit 10.3, that the exercise price per option was $330,000. Inform us of whether this agreement was amended. If yes, please file the amended version of the agreement as an exhibit with your next amendment. Also, please file as exhibits to the registration statement, the option agreements entered into with Messrs. Poole and Steigerwald.

Principal and Selling Stockholders, page 69

34. Consistent with the requirements of Item 507 of Regulation S-
K,
please provide disclosure regarding the relationship to the company of Wolf Marine S.A. and specify, as done on page 5, when and how this entity acquired its shares.

35. Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.
36. You cross-reference disclosure in Note 4 to the selling stockholders table for purposes of providing explanatory disclosure regarding Truncheon Investors LLC, however, Note 4 does not contain such disclosure. Please revise the notes accordingly.

Description of Indebtedness, page 77
37. We note the discretionary authority granted to the agent for the lenders pursuant to Section 2.1 (c) of the Revolving Credit and Security Agreement, to increase or decrease the advance rates referenced in your disclosure. Revise your description of indebtedness to include reference to such discretionary authority. In this regard, we note that many other material provisions of your
Revolving Credit and Security Agreement, including terms regarding the negative covenants you have made and events of default are not disclosed in the prospectus. Given the materiality of such terms to your plan of operations and to investors, please revise this section to ensure that all material terms of the Revolving Credit and Security Agreement are accurately summarized.

   Certain relationships and related transactions, page 72
38. Based on the disclosure in the footnotes on pages 65 and 70, it would appear that the disclosure in this section should reference the relationship between various officers and directors and Truncheon
Investors LLC.  Please revise or advise.
   Underwriting, page 79

39. You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response and update your disclosure. We may have further comments.

40. Rather than referring to "other" relevant factors to be considered, identify all material factors that will be used to determine the initial public offering price.

   Financial Statements

   General

41. As you may know, it will be necessary to update your prospectus to include more current financial information to comply with the guidance in Rule 3-12 of Regulation S-X.


   Union Drilling, Inc.

   Note 2- Description of Business and Summary of Significant
Accounting Policies

   Property, Buildings and Equipment, page F-9

42. We understand that you use the straight-line method of depreciation for your drilling and well service equipment. Please expand your disclosure to clarify how the straight-line method is applied during periods in which the rigs are not deployed or not available due to maintenance or refurbishment. Tell us how your method results in a better estimate of depreciation than one that is based on utilization.

   Revenue Recognition, page F-10

43. We note your disclosure stating that you recognize mobilization revenues at the time mobilization activity takes place. We generally find that such activity does not meet the criteria set forth in EITF
00-21, paragraphs nine and ten, that would be necessary to qualify as a separate unit of accounting. The guidance in SAB Topic 13:A.3.f.,
IRQ 1, clarifies that nonrefundable upfront fees that do not represent the culmination of an earnings process should be deferred.
Tell us why you believe this guidance does not apply to you. Also address this guidance as it relates to the accounting described in the notes to financial statements of Thornton Drilling Company, under the heading "Revenue Recognition" on page F-35, indicating that fees received during periods of mobilization are recognized as the services are performed.

   Note 11- Management Compensation

   Contingent Management Compensation, page F-19


44. We note your disclosure explaining that participants have been awarded "...rights to participate in the proceeds associated with the dispositions of the Company`s shares...."  Tell us the specific authoritative literature that you believe governs the accounting for this arrangement and the reasons you believe that no accounting treatment is necessary at December 31, 2004. Expand your disclosure to explain how the threshold amounts either were or are determined, and the mechanism by which these translate into the sharing of proceeds and recognition of compensation expense; it should also be clear how the number of shares to be sold by Union Drilling Company
LLC factor into the arrangement. Describe the criteria under which you will determine the probability of a transaction occurring that will generate proceeds in excess of the threshold amount.

SPA Drilling, L.P., page F-20

45. Please provide us with the analysis of significance that you performed in determining to limit the presentation of financial position and results of operations to the latest fiscal year and subsequent interim period.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracie Towner at (202) 551-3744 or Karl
Hiller,
Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Mellissa Campbell Duru at (202) 551-3757 or me at
(202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director



        cc:    via facsimile
           	Edwin T. Markham, Esq.
            	Satterlee Stephens Burke & Burke LLP
            	(212) 818-9606
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Mr. Strong
Union Drilling, Inc.
September 14, 2005
page 12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010